Exhibit 1

NXP Reorganizes Leadership Team to Support Profitable Growth

New Structure Geared for Collaborative Growth and Fully Leveraging Scale

Kurt Sievers Named President to Oversee All Businesses

EINDHOVEN, The Netherlands, Sep. 9, 2018 – NXP Semiconductors N.V. (NASDAQ: NXPI) announced today changes to the senior leadership team designed to better align with the company’s renewed focus and growth strategy.

Effective immediately, Kurt Sievers, executive vice president & general manager of NXP’s automotive business, has been promoted to president of NXP Semiconductors. Under the new structure, Kurt Sievers will oversee all of NXP’s business lines.

“This new structure follows the natural evolution of our strategy, as we strengthen our focus on secure connected devices through the automotive and industrial & IoT businesses while also participating in the mobile and communications infrastructure markets,” said Rick Clemmer, chief executive officer of NXP. “As technological change accelerates, all our focus verticals require edge to node platforms and solutions that facilitate data analytics, machine learning and advanced services. By simplifying our organization, we will be better able to fully leverage our scale, facilitate cross-company collaboration and reduce overhead, all of which will help us unlock the full profitable growth potential of our business.”

“Kurt is an exceptional leader who inspires others to reach their full potential working across organization boundaries and delivers great results,” said Rick Clemmer. “Under his guidance, our automotive business has grown to be the #1 semiconductor supplier to that industry, architecting the most complete solution portfolio and establishing the deepest strategic partnerships across the autonomous driving and safer driving mobility ecosystem. By continuously raising the bar, Kurt has helped us to evolve from product leadership positions to be a recognized thought leader. I am excited about the prospect of working with Kurt over the coming years to extend these results across the entire business. We have a great team that I am confident will be able to keep NXP evolving and growing.”

“This is an exciting time to lead our business to broader leadership for Secure Connections for the Smarter World,” said Kurt Sievers. “Our scalable embedded & analog solutions make it easy for our customers to innovate, while we master the underlying complexity and ensure scalability, functional safety and security,” he added. “I am energized by our positive customer feedback and employee engagement and I look forward to make NXP the benchmark of value creation for all our stakeholders.”

Ruediger (Rudy) Stroh has decided to pursue his next chapter outside the company, effective September 30, 2018, after a successful nine-year career during which he served as executive vice-president and general manager of NXP’s security & connectivity business.

“On behalf NXP’s board of directors, I want to thank Rudy for the passion, energy and vision he brought to the company, and wish him all the best in the future,” said Rick Clemmer, chief executive officer of NXP Semiconductors. “Under his talented leadership, NXP brought mobile wallets into the hands of billions of consumers, created security solutions for billions of payment and identity credentials and developed the broadest portfolio of fit-for-purpose IoT & security solutions that pave the way for revolutionary machine learning inferencing in edge computing. I believe the company is well positioned to build on Rudy’s record of success and continue to deliver solid results. To ensure the success of this change, Rudy will be working closely with Kurt and me during a transition period.”

Jennifer Wuamett, deputy general counsel and chief IP officer, will succeed Guido Dierick as executive vice president and general counsel of NXP Semiconductors, effective immediately. Guido Dierick retires as general counsel but remains country manager of NXP Semiconductors Netherlands.

“Jennifer’s unique mix of understanding technology and expertise in intellectual property, corporate governance and legal matters make her ideally suited to lead NXP’s legal & IP teams, as she did for Freescale Semiconductor,” said Rick Clemmer. “Jennifer is an industry-recognized intellectual property expert and an outstanding leader; in an expanded role, her talent will continue to be a great asset for our company.”

Guido Dierick retires from his general counsel position after an exceptional 36-year career in the electronics industry.

“Guido’s achievements are too many to recount and he has been my trusted partner throughout NXP’s history,” said Rick Clemmer. “I sincerely thank Guido for his outstanding guidance, insights and leadership across all these years; wish him well in his personal pursuits of charitable causes and am glad he continues to contribute to our success as country manager of NXP Netherlands.”

Biographical information for Kurt Sievers and Jennifer Wuamett can be found on the NXP leadership team page on the company website.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017. Find out more at www.nxp.com.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 25743299